SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 May, 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)

Update in relation to Bank of Ireland's EU Restructuring and Viability Plan
9 May 2011

Bank of Ireland announces that it has agreed to sell its US based foreign currency business, Foreign Currency Exchange Corporation, Inc. ("FCE") to Wells Fargo Bank N.A. ("Wells Fargo").

Based in Orlando, Florida FCE provides foreign currency note services and international money payment services to a large number of banking institutions throughout the US and Canada.  As at 31 March 2010, FCE's net assets amounted to US$23m, and the sale is expected to have a negligible impact on the Group's capital position.

The disposal represents one of the divestment commitments given by Bank of Ireland under its Restructuring and Viability Plan which the European Commission approved under State Aid rules on 15 July 2010.  Accordingly, the disposal, which is to be effected by means of an asset sale of FCE's US business to Wells Fargo, is conditional, inter alia, upon the approval of the European Commission. Completion of the disposal is expected to occur in August 2011.

Ends

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  09 May, 2011